SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549




                           FORM 12b-25
                   NOTIFICATION OF LATE FILING





(Check One):   X Form 10-K and Form 10-KSB __ Form 20-F  __  Form 11-K __
               Form 10-Q and Form 10-QSB __ Form N-SAR


         For Period Ended: June 30, 2001.

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

Read  Attached Instruction Sheet Before Preparing  Form.   Please
Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant: Chapeau, Inc.

Former Name if Applicable: N/A

              Address of Principal Executive Office

Street and Number:            10 Greg St.
City, State and Zip Code:     Sparks, NV 89431

                             PART II
                     RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)    The  subject annual report, semi-annual  report,
transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c)    The  accountant's  statement  or  other  exhibit
required by RULE 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Registrant was unable to file on September 28, 2001, its Annual Report on Form 10-KSB for the fiscal year ending on June 30, 2001 ("Form 10-KSB") because the Registrant was unable to timely provide the necessary records to its outside accountant in order that financial information could be prepared properly and accurately to complete the Form 10-KSB. In addition, a significant legal issue remains unresolved relating to the dissolution of Specialized Energy Products, Inc.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Guy A. Archbold         (916)             780-6764
----------------------   ---------       ----------------
      (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).     [X] Yes [  ] No

(3 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?       [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant had no revenues and a net loss of $1,049,585 for the year ended June 30, 2001, subject to review and change.

                          CHAPEAU, INC.
           ------------------------------------------
          (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 2001             By:  /s/ Guy A. Archbold
-------------------------             ---------------------------------
                                      Name:     Guy A. Archbold
                                      Title:    Chief Executive Officer,
                                                Financial Officer, and
                                                Member of the Board of
                                                Directors

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

                                                     (801) 532-2200
   Member of AICPA Division of Firms               Fax (801) 532-7944
           Member of SECPS                     345 East 300 South, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693




September 28, 2001


To the Board of Directors
Chapeau, Inc.


Chapeau, Inc. was unable to complete the preparation of its financial statements and was unable to provide us with certain accounting information necessary for the completion of our audit of the June 30, 2001 financial statements by September 28, 2001.




                                   /s/ HANSEN, BARNETT & MAXWELL